Exhibit 99.2

Directors' Report on the State of the Company's Affairs for the Six and Three Months Ended
June 30, 2013

The information contained in this report constitutes a translation of the directors' report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2013 (“the Reporting Period”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a summary review of those matters discussed therein, and was prepared assuming the Board of Directors' report of December 31, 2012 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1)	Domestic Fixed-Line Communications

2)	Cellular Communications

3)	International Communications, Internet and NEP Services

4)	Multi-Channel Television (presented using the equity method)

The Company’s consolidated financial statements also include an “Other” segment, which comprises mainly internet services and internet portal operation services (through Walla), as well as customer call center services (through Bezeq On-Line). The “Other” segment is immaterial at the Group level.

Profit attributable to owners of the Company totaled NIS 970 million in the Reporting Period, as compared to NIS 997 million in the corresponding period last year, a decrease of 2.7%.

The Group’s EBITDA (operating profit before depreciation and amortization) decreased from NIS 2,312 million in the corresponding period last year, to NIS 2,159 million in the present Reporting Period, a decrease of 6.6%.

In the Quarter, profit attributable to owners of the Company totaled NIS 473 million, as compared to NIS 415 million in the same quarter last year, an increase of 14%.

The Group’s EBITDA decreased from NIS 1,104 million in the corresponding quarter to NIS 1,070 million in the present Quarter, a decrease of 3.1%.

Results for the Reporting Period and the Quarter, as compared with results for the corresponding periods last year, were affected mainly by increased competition in the telecommunications market, notably in the Cellular Communications segment, which reduced revenue. The effect of this decrease in revenue was offset by a decrease in operating expenses in the Quarter, as well as a derease in finance expenses.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

1.	The Board of Directors’ explanations for the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

1.1.1
Assets

The Group’s assets as of June 30, 2013, totaled NIS 15.78 billion, as compared to NIS 16.14 billion on June 30, 2012. Of these assets, NIS 5.95 billion (37.7%) comprise property, plant and equipment, compared with NIS 6.14 billion (38%) on June 30, 2012.

The decrease in the Group’s assets is mainly attributable to the Cellular Communications segment, and was offset by an increase in assets in the Domestic Fixed-Line Communications segment.

Cellular Communications assets decreased from NIS 5.40 billion on June 30, 2012, and totaled NIS 4.43 billion on June 30, 2013. This decrease was mainly attributable to a decrease in trade receivables as a result of a decrease in revenues from handset sales paid for in instalments, the factoring in of receivables of non-refundable credit-card payments, and decreased revenues from services. Decreases were also recorded in property, plant and equipment; intangible assets; inventory and cash balances.

In the Domestic Fixed-Line Communications segment, total assets net of loans and investments in investees were up as of June 30, 2012, totalling NIS 641 million. This increase is mainly attributable to an increase in current investments, mainly offset by a decrease in deferred tax assets and property, plant and equipment.

In the International Communications, Internet, and NEP segment, total assets remained unchanged as compared to June 30, 2012.

In the Multi-Channel Television segment, total assets were up by NIS 76 million. This increase was mainly due to an increase in property, plant and equipment, attributable mainly to increase investment in decoders and an increase in broadcast rights.

1.1.2
Liabilities

The Group’s debt to financial institutions and bondholders as of June 30, 2013, totalled NIS 9.94 billion, as compared to NIS 9.12 billion as of June 30, 2012.1 This increase is attributable to the Domestic Fixed-Line Communications segment, following a bond issue effected in the present Quarter as an expansion of an existing bond series (see Note 11.1 to the financial statements), and the receipt of loans from banks. This increase was offset by repayment of bonds and loans in the Domestic Fixed-Line Communications, and the Cellular Communications segments.

1
The Group’s debt to financial institutions and bondholders, net of cash and cash equivalents and current investments, totaled NIS 7.93 billion as of June 30, 2013, as compared to NIS 7.90 billion as of June 30, 2012.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

1.2	Results of operations

1.2.2	Highlights Highlights from the consolidated statement of income:

	For the six-month period ended				For the three-month period ended
	June 30				June 30
	2013	2012	Increase/(Decrease)		2013	2012	Increase/(Decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%

Revenues	4,756	5,335	(579)	(11)%	2,351	2,595	(244)	(9)%
Operating expenses	3,251	3,739	(488)	(13)%	1,607	1,849	(242)	(13)%
Operating profit	1,505	1,596	(91)	(6)%	744	746	(2)	-
Finance expenses, net	51	33	18	55%	27	77	(50)	(65)%
Profit after finance expenses, net	1,454	1,563	(109)	(7)%	717	669	48	7%
Share in losses of investees	107	141	(34)	(24)%	67	83	(16)	(19)%
Profit before income tax	1,347	1,422	(75)	(5)%	650	586	64	11%
Income tax	377	419	(42)	(10)%	177	174	3	2%
Profit for the period	970	1,003	(33)	(3)%	473	412	61	15%
Attributable to:
Owners of the Company	970	997	(27)	(3)%	473	415	58	14%
Non-controlling interest	-	6	(6)	(100)%	-	(3)	3	(100)%
Profit for the period	970	1,003	(33)	(3)%	473	412	61	15%
Earnings per share (NIS)
Basic and diluted earnings per share	0.36	0.37	(0.01)	(3)%	0.17	0.15	0.02	13%

The Group’s revenues were down 10.9% and 9.4% in the Reporting Period and in the Quarter, respectively. This decrease was mainly driven by the Cellular Communications market, where increased competition reduced revenue from the sale of handsets and services.

Analysis of the decrease in the Group’s operating expenses:

Depreciation and amortization expenses totaled NIS 654 million in the Reporting Period, as compared to NIS 716 million in the same period last year, a decrease of 8.7%.

In the Quarter, the Group’s depreciation and amortization expenses totaled NIS 326 million, as compared to NIS 358 million in the corresponding quarter last year, a decrease of 8.9%.

The decrease was mainly recorded in the Cellular Communications and Domestic Fixed-Line Communications segments.

The Group’s salary expenses totaled NIS 967 million in the Reporting Period, as compared to NIS 1,016 million in the same period last year, a decrease of 4.8%.

In the Quarter, the Group’s salary expenses totaled NIS 468 million, as compared to NIS 505 million in the corresponding quarter last year, a decrease of 7.3%.

The decrease in salary expenses is mainly attributable to the Cellular Communications and Domestic Fixed-Line Communications segments, primarily due to a reduction in the workforce.

The Group’s operating and general expenses totaled NIS 1,720 million in the Reporting Period, as compared to NIS 2,013 million in the same period last year, a decrease of 14.6%.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

In the Quarter, the Group’s operating and general expenses totaled NIS 831 million, as compared to NIS 969 million in the same quarter last year, a decrease of 14.2%.

This decrease in operating and general expenses is mainly attributable to the Cellular Communications segment, and results mainly from a decrease in the cost of handset sales. Furthermore, starting 2013, Group companies are no longer required to pay royalties to the State.

The Group’s other operating income, net, totaled NIS 90 million in the Reporting Period, as compared to NIS 6 million in the same period last year.

In the Quarter, the Group’s other operating income, net, totaled NIS 18 million, as compared to NIS 17 million in the same quarter last year.

This increase is attributable to the Domestic Fixed-Line Communications segment.

The Group’s net finance expenses totaled NIS 51 million in the Reporting Period, as compared to NIS 33 million in the same period last year, an increase of 54.6%.

In the Quarter, the Group’s net finance expenses totaled NIS 27 million, as compared to NIS 77 million in the same quarter last year, a decrease of 64.9%.

Most of the increase in net finance expenses in the Reporting Period stems from the sale of all of the Group's shares in Traffix Communications Systems Ltd., for a gain of NIS 74 million in the first quarter of 2012. In the present Quarter and Reporting Period, the Group recorded a decrease in net finance expenses, mainly attributable to the Domestic Fixed-Line Communications and the Cellular Communications segments.

Income taxes totalled NIS 377 million in the Reporting Period (25.9% of the Group’s profit after finance expenses, net), as compared to NIS 419 million in the same period last year (26.8% of profit after finance expenses, net).

The decrease in tax expenses in the Reporting Period is mainly attributable to the Cellular Communications segment, due to a decrease in pre-tax profit, and from tax expenses recorded in the corresponding period on gains from the sale of all the Group's shares in Traffix Communications Systems Ltd.

In the Quarter, income taxes totalled NIS 177 million (24.7% of profit after finance expenses, net), as compared to NIS 174 million in the same period last year (26% of profit after finance expenses, net).

The decrease in the percentage ratio of taxes to profit after net finance expenses is attributable to non-deductible expenses recorded in the corresponding periods last year.

1.2.2	Operating segments

A	Revenue and operating profit by operating segment:

	1-6/2013		1-6/2012		4-6/2013		4-6/2012
	NIS millions	% of revenues	NIS millions	% of revenues	NIS millions	% of revenues	NIS millions	% of revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,250	47.3%	2,360	44.2%	1,121	47.7%	1,161	44.7%
Cellular Communications	1,879	39.5%	2,392	44.8%	915	38.9%	1,148	44.2%
International Communications, Internet and NEP Services	704	14.8%	662	12.4%	359	15.3%	330	12.7%
Multi-Channel Television	807	17.0%	825	15.5%	404	17.2%	409	15.8%
Other and setoffs*	(884)	(18.6)%	(904)	(16.9)%	(448)	(19.1)%	(453)	(17.4)%
Total Group revenues	4,756	100%	5,335	100%	2,351	100%	2,595	100%

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

	1-6/2013		1-6/2012		4-6/2013		4-6/2012
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,045	46.4%	976	41.4%	510	45.5%	437	37.6%
Cellular Communications	360	19.2%	526	22.0%	186	20.3%	259	22.6%
International Communications, Internet and NEP Services	116	16.5%	103	15.6%	60	16.7%	53	16.1%
Multi-Channel Television	135	16.7%	126	15.3%	68	16.8%	74	18.1%
Other and setoffs*	(151)	-	(135)	-	(80)	-	(77)	-
Consolidated operating profit / % of Group revenues	1,505	31.6%	1,596	29.9%	744	31.6%	746	28.8%

* Setoffs are mainly attributable to the Multi-Channel Television segment, an associate company.

B	Domestic Fixed-Line Communication Segment

Revenues

The segment’s revenues in the Reporting Period totaled NIS 2,250 million, as compared to NIS 2,360 million in the same period last year, a decrease of 4.6%.

In the Quarter, the segment’s revenues totaled NIS 1,121 million, as compared to NIS 1,161 million in the same period last year, a decrease of 3.4%.

This decrease in the segment’s revenues is mainly attributable to decreased revenues from telephone operations, primarily as a result of erosion in revenue per phone line, a decrease in the segment’s subscriber base, and a decrease in revenue from connectivity fees to cellular networks.

The decrease in revenues was partially offset by an increase in revenues from internet operations, mainly as a result of an increase in the number of internet subscribers and in revenue per subscriber.

Operating expenses:

Depreciation and amortization expenses totaled NIS 335 million in the Reporting Period, as compared to NIS 356 million in the same period last year, a decrease of 5.9%.

In the Quarter, depreciation and amortization expenses totaled NIS 168 million, as compared to NIS 178 million in the same period last year, a decrease of 5.6%.

The decrease is attributable to the write-off of the old network in 2012, the write-off of other property, plant and equipment, and adjustment of depreciation rates. The decrease was partially offset by the amortization of new investments.

Salary expenses totaled NIS 512 million in the Reporting Period, as compared to NIS 534 million in the same period last year, a decrease of 4.1%.

In the Quarter, salary expenses totaled NIS 242 million, as compared to NIS 267 million in the same period last year, a decrease of 9.4%.

Salary expenses were down mainly due to a reduction in the workforce and in share-based payments. In the present Reporting Period, this decrease was partially offset by a decrease in salaries attributable to investment and wage creep.

Operating and general expenses totaled NIS 448 million in the Reporting Period, as compared to NIS 500 million in the same period last year, a decrease of 10.4%.

In the Quarter, operating and general expenses totaled NIS 218 million, as compared to NIS 263 million in the same period last year, a decrease of 17.1%.

The decrease is mainly attributable to the fact that, starting 2013, the Group is no longer required to pay royalties to the State. Operating and general expenses were also down due to a reduction in interconnect fees paid to communication carriers, along with a corresponding decrease in revenues from interconnect fees. Operating expenses were also down due to the Company’s streamlining efforts. The decrease in these expenses was partially offset in the Reporting Period by a reduction in the obligation to pay frequency licensing fees in the first quarter of 2012.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

Other operating income, net, totaled NIS 90 million in the Reporting Period, as compared to NIS 6 million in the same period last year.

In the Quarter, other operating income, net, totaled NIS 17 million, as compared to NIS 16 million in the same period last year.

The increase is due mainly to increased capital gains on the sale of real estate assets and copper, and due to a NIS 54 million loss recorded in the corresponding quarter off last year following the termination of a customer relations management system project. The increase was partially offset by a NIS 35 million net expense, recognized on the termination of employment by way of early retirement in the Reporting Period, and an expense of NIS 50 million recognized in the Quarter (see Note 10 to the financial statements).

Profitability:

Operating profit for the segment totaled NIS 1,045 million in the Reporting Period, as compared to NIS 976 million in the same period last year, an increase of 7.1%.

In the Quarter, operating profit totaled NIS 510 million, as compared to NIS 437 million in the same period last year, an increase of 16.7%.

This increase in operating profit is attributable to the aforesaid developments, as detailed for the various revenue and expense items.

Finance expenses, net:

Net finance expenses totaled NIS 105 million in the Reporting Period, as compared to NIS 125 million in the same period last year, a decrease of 16%.

In the Quarter, net finance expenses totaled NIS 53 million, as compared to NIS 76 million in the same period last year, a decrease of 30.3%.

The decrease in net finance expenses is mainly due to a decrease in finance expenses following the revaluation of an obligation to distribute dividends which does not pass the profit test, and a decrease in linkage and interest expenses on bonds following their repayment as well as a reduction in the CPI growth rate as compared to the corresponding periods. The decrease in net finance expenses was partially offset by a decrease in finance income from loans extended to investees, mainly following a reduction in the balance of these loans. In the Reporting Period, finance expenses were also partially offset by recognition of finance income following a decrease in frequency licensing fee obligations in the first quarter of 2012.

C	Cellular Communications segment

Revenues

Segment revenues totaled NIS 1,879 million in the Reporting Period, as compared to NIS 2,392 million in the same period last year, a decrease of 21.4%.

In the Quarter, revenues totaled NIS 915 million, as compared to NIS 1,148 million in the same period last year, a decrease of 20.3%.

Revenues were down due to a significant increase in competition, as detailed in the 2012 Periodic Report.

Segment revenues from services totaled NIS 1,410 million in the Reporting Period, as compared to NIS 1,691 million in the same period last year, a decrease of 16.6%.

In the Quarter, revenues from services totaled NIS 696 million, as compared to NIS 857 million in the same period last year, a decrease of 18.8%.

Revenues from services were down due to lower tariffs as a result of increased competition, and migration to unlimited usage plans which reduced the average revenue per user (ARPU). Revenues from services were also negatively affected by a decrease in the total number of subscribers. The decrease in revenues was partially offset by an increase in revenues from cellular operators using the segment’s network

Revenues from the sale of handsets totaled NIS 469 million in the Reporting Period, as compared to NIS 701 million in the same period last year, a decrease of 33.1%.

In the Quarter, revenues from the sale of handsets totaled NIS 219 million, as compared to NIS 291 million in the same period last year, a decrease of 24.7%.

Revenues from handset sales were down mainly due to a decrease in the number of handsets sold as well as in their selling price. This reduction is attributable, inter alia, to the market being opened to imports, and the opening of numerous stores selling handsets.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

Operating expenses:

Depreciation and amortization expenses totaled NIS 234 million in the Reporting Period, as compared to NIS 272 million in the same period last year, a decrease of 14%.

In the Quarter, depreciation and amortization expenses totaled NIS 113 million, as compared to NIS 137 million in the same period last year, a decrease of 17.5%.

Depreciation and amortization expenses were down mainly due to cessation of capitalization of subscriber acquisition costs, and assets whose depreciation period has ended.

Salary expenses totaled NIS 223 million in the Reporting Period, as compared to NIS 262 million in the same period last year, a decrease of 14.9%.

In the Quarter, salary expenses totaled NIS 109 million, as compared to NIS 130 million in the same period last year, a decrease of 16.2%.

The decrease in salary expenses is mainly attributable to a reduction in the workforce.

Operating and general expenses totaled NIS 1,062 million in the Reporting Period, as compared to NIS 1,332 million in the same period last year, a decrease of 20.3%.

In the Quarter, operating and general expenses totaled NIS 507 million, as compared to NIS 622 million in the same period last year, a decrease of 18.5%.

The decrease was mainly due to a decrease in the cost of handset sales, primarily attributable to a decrease in the number of handsets sold, the cancellation of mandatory royalty payments to the State starting 2013, a decrease in bad and doubtful debt expenses and a decrease in distribution fees. Expenses were also down due to a one-time decrease of NIS 30 million in site rental fees following adjustment of a liability estimate included in the financial statements.

Operating profit for the segment totaled NIS 360 million in the Reporting Period, as compared to NIS 526 million in the same period last year, a decrease of 31.5%.

In the Quarter, operating profit totaled NIS 186 million, as compared to NIS 259 million in the same period last year, a decrease of 28.2%.

This decrease in operating profit was mainly due to decreased revenue from services and a reduction in handset sales and the profitability of these sales, as aforesaid.

Finance income, net:

Net finance income for the segment totaled NIS 59 million in the Reporting Period, as compared to NIS 22 million in the same period last year.

In the Quarter, net finance income totaled NIS 30 million, while no net finance income was recorded in the corresponding quarter last year.

The increase in net finance income was mainly due to lower debt balances. In addition, a one-time liability adjustment led to a NIS 10 million reduction in finance expenses.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

D	International Communications, Internet and NEP Services

Revenues:

Segment revenues totaled NIS 704 million in the Reporting Period, as compared to NIS 662 million in the same period last year, an increase of 6.3%.

In the Quarter, segment revenues totaled NIS 359 million, as compared to NIS 330 million in the same period last year, an increase of 8.8%.

The increase in Revenues was mainly due to increased revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT), and increased revenues from internet operations due to an increase in the number of subscribers.

This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from migration to plans offering unlimited international calls.

Operating expenses:

Depreciation and amortization expenses totaled NIS 64 million in the Reporting Period, as compared to NIS 69 million in the same period last year, a decrease of 7.3%.

In the Quarter, Depreciation and amortization expenses totaled NIS 33 million, as compared to NIS 34 million in the same period last year, a decrease of 2.9%.

The decrease is mainly due to extension of the agreement for irrevocable bandwidth usage rights in a submarine communications cable, serving as a back-up to the segment’s own cable.

Salary expenses totaled NIS 143 million in the Reporting Period, as compared to NIS 136 million in the same period last year, an increase of 5.2%.

In the Quarter, salary expenses totaled NIS 70 million, as compared to NIS 66 million in the same period last year, an increase of 6.1%.

The increase is mainly due to a decrease in capitalized salary costs attributable to investments in the segment, and an increase in the number of employees providing outsourcing services in ICT operations.

Operating and general expenses totaled NIS 381 million in the Reporting Period, as compared to NIS 354 million in the same period last year, an increase of 7.6%.

In the Quarter, operating and general expenses totaled NIS 196 million, as compared to NIS 176 million in the same period last year, an increase of 11.4%.

The increase in expenses was due to an increase in costs related to call transfers between global communications carriers, and increased expenses from enterprise communications solutions. These increases were partially offset by a decrease in expenses due to outgoing calls, which was mirrored in the corresponding revenue item, as aforesaid.

Profitability:

Operating profit in the segment totaled NIS 116 million and NIS 60 million in the Reporting Period and Quarter, respectively, as compared to NIS 103 million and NIS 53 million in the corresponding periods last year, an increase of 13%.

This increase in operating profit is attributable to the aforesaid developments, detailed for the various revenue and expense items.

E	Multi-Channel Television

Revenues:

The segment’s revenues totaled NIS 807 million in the Reporting Period, as compared to NIS 825 million in the same period last year, a decrease of 2.2%.

This decrease in revenues was mainly attributable to a one-time sale of content in the first quarter of 2012, and a year-on-year decrease in the average number of customers in the Reporting Period.

In the Quarter, segment revenues totaled NIS 404 million, as compared to NIS 409 million in the same period last year, a decrease of 1.2%.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

The decrease is mainly attributable to a decrease in revenue per subscriber and a decrease in the average number of subscribers in the present Quarter as compared to the same quarter last year.

The year-on-year decline in revenues for the Quarter and the Reporting Period was offset by increased revenues from use of advanced products.

Costs and expenses:

Cost of sales in the Reporting Period totaled NIS 519 million, as compared to NIS 528 million in the same period last year, a decrease of 1.7%.

In the Quarter, cost of sales totaled NIS 261 million, as compared to NIS 256 million in the same period last year, an increase of 2%.

Cost of sales was affected mainly by lower expenses on royalties, content, and space segments, which was offset by increased depreciation expenses.

Sales, marketing, and general and administrative expenses totaled NIS 153 million in the Reporting Period, as compared to NIS 171 million in the same period last year, a decrease of 10.5%.

The decrease in these expenses is mainly attributable to lower advertising expenditure and reduced depreciation and amortization expenses following cessation of the discounting of subscriber acquisition costs.

In the Quarter, sales, marketing, and general and administrative expenses totaled NIS 75 million, as compared to NIS 79 million in the same period last year, a decrease of 5.1%. These expenses were down in the Quarter due to lower depreciation and amortization expenses.

Profitability:

Operating profit for the segment totaled NIS 135 million in the Reporting Period, as compared to NIS 126 million in the same period last year, an increase of 7.1%.

In the Quarter, profitability totaled NIS 68 million, as compared to NIS 74 million in the same period last year, a decrease of 8.1%.

This change in operating profit is attributable to the aforesaid developments, detailed for the various revenue and expense items.

1.3
Equity

Equity attributable to owners of the Company totaled NIS 2.57 billion as of June 30, 2013, comprising 16.3% of the balance sheet total. Equity remained stable compared to June 30, 2012.

The stability in equity is mainly due to the Group's earnings less NIS 1.86 billion in dividends distributed in the second half of 2012 and in the first half of 2013, on account of the Group’s earnings for 2012 (see Note 6.2 to the financial statements).

On August 4, 2013, the Company’s Board of Directors resolved to recommend that the general meeting of the Company’s shareholders (summoned for August 27, 2013) distribute a cash dividend to shareholders, to a total amount of NIS 969 million.

1.4
Cash flow

Consolidated cash flows from operating activities in the Reporting Period totaled NIS 2,074 million, as compared to NIS 1,988 million in the same period last year, an increase of NIS 86 million.

In the Quarter, consolidated cash flows from operating activities totaled NIS 1,102 million, as compared to NIS 990 million in the same period last year, an increase of NIS 112 million.

The increase is mainly attributable to the Domestic Fixed-Line Communications segment, mostly due to changes in working capital which were offset by changes in profit and profit adjustments. The increase was partially offset by a decrease in cash flows from operating activities in the Cellular Communications segment, due to lower net profits, partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances along with a corresponding decrease in payments to handset suppliers. Working capital was also affected by the factoring in of receivables paid in installments by credit-card.

In the present Reporting Period, the Group invested NIS 497 million in developing communications infrastructures, as compared to NIS 700 million in the same period last year. The decrease in investment was mainly due to completion of the NGN project, and deployment of the submarine cable. The Group also invested a net amount of NIS 371 million in financial assets held for trading, as compared to net proceeds of NIS 320 million recorded in the corresponding period last year on the sale of financial assets held for trading.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

In the present Reporting Period, the Group recorded NIS 727 million in debt repayments and interest payments. This figure compares to NIS 761 million recorded in the same period last year.

However, in the present Quarter, the Group raised NIS 869 million in debt through a bonds issue in its Domestic Fixed-Line Communications segment (see Section 5.1 below).

Furthermore, the Group paid a dividend of NIS 1,361 million in the present Quarter, as compared to NIS 1,574 million in the same quarter last year.

In the Reporting Period, the average balance of long-term liabilities (including current maturities) to financial institutions and bondholders totaled NIS 9,565 million.

Average supplier credit in the Reporting Period was NIS 694 million.

Average short-term customer credit in the Reporting Period was NIS 2,885 million.

Average long-term customer credit was NIS 912 million.

As of June 30, 2013, the Group had a working capital surplus of NIS 1,551 million, as compared to a working capital surplus of NIS 649 million on June 30, 2012.

According to its separate financial statements, the Company had a working capital surplus of NIS 70 million as of June 30, 2013, as compared to a deficit of NIS 980 million on June 30, 2012.

The change in working capital was mainly attributable to an increase in current investment balances.

2.	Market Risk - Exposure and Management

2.1
Fair value sensitivity analysis and the effects of changes in market prices on the fair value of on- and off-balance sheet items for which there was a strong commitment as of June 30, 2013, are not materially different than as reported on December 31, 2012.

2.2
The linkage bases report as of June 30, 2013, is not materially different than the report for December 31, 2012, except for additional forward transactions totaling NIS 322 million in the Domestic Fixed-Line Communications segment. These transactions seek to minimize the exposure of Bonds (Series 5) to fluctuations in the Consumer Price Index. The report as of June 30, 2013 also includes forward transactions totaling USD 75 million in the Cellular Communications segment aimed at minimizing exposure to fluctuations in exchange rates. Furthermore, subsequent to the financial position statement date, the Company signed five additional forward contracts totaling NIS 1.034 billion for minimizing the exposure of Bonds (Series 6) to changes in the Consumer Price Index (see Note 11.3 to the financial statements).

3.	Corporate Governance

3.1	Disclosure concerning the financial statements’ approval process

3.1.1
Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2012.

3.1.2	Financial statements approval process

A	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of July 30, 2013, and August 1, 2013.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

The Committee’s meetings of July 30, 2013, and August 1, 2013, were attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Company CEO, Ms. Stella Handler; Deputy CEO and CFO, Mr. Dudu Mizrachi; the Corporate Secretary, Ms. Linor Yochelman; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the General Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers.

B
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C	The Committee submitted its recommendations to the Company’s Board of Directors in writing on August 1, 2013.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on August 4, 2013.

D
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the second quarter of 2013.

4.	Disclosure Concerning the Company’s Financial Reporting

4.1
Critical accounting estimates

Information concerning key matters of uncertainty in critical estimates and judgments used in the application of accounting policies can be found in Note 2.4 to the financial statements.

4.2
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

5.	Details of debt certificate series

5.1
On May 29, 2013, the Company completed a private issue to classified investors, effected by way of expanding existing Bonds (Series 6) and Bonds (Series 7) issued by the Company under a shelf prospectus dated June 1, 2011, and an amendment to the said prospetus dated June 22. 2011:

Bonds (Series 6) - an issue of NIS 600,265,000 par value, in return for NIS 680.1 million.

Bonds (Series 7) - an issue of NIS 189,900,000 par value, in return for NIS 189.9 million. Following the expansion of this series, the total liability for Bonds (Series 7) has become material in relation to the Company’s total liabilities balance.

The terms of the bonds issued as aforesaid are identical to the terms of the bonds from those series currently in circulation (see Note 11.1 to the financial statements).

5.2	Bonds (Series 5) On June 1, 2013, the Company repaid NIS 397,827,833 par value in bonds. The fair value and market value totaled NIS 1,608,815,758 as of June 30, 2013.

5.3
Concerning Standard & Poor's Maalot's ilAA/Stable Outlook rating for the Company (and its bonds) on April 22, 2013, Standard & Poor’s Maalot issued a full rating report for its rating from February 21, 2013. Furthermore, on May 23, 2013, Standard & Poor's Maalot affirmed its ilAA rating for up to NIS 1 billion par value in bonds to be issued by the Company through the expansion of Series 6 and 7.

Concerning Midroog's rating of the Company's bonds, on May 22, 2013, Midroog affirmed its Aa2 Stable rating for up to NIS 1 billion par value in bonds, to be raised through expansion of Series 6 and 7. Moreover, on July 23, 2013, Midroog re-affirmed its Aa2 Stable rating for the Company’s Bonds (Series 5 through 8).

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2013

5.4	In addition to the aforesaid, details concerning debt certificate series as of June 30, 2013, do not differ materially from the report as of December 31, 2012.

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated or proportionately consolidated in its financial statements as of June 30, 2013, see the Company's reporting form on the MAGNA system, dated August 5, 2013.

We thank the managers of the Group’s companies, its employees, and shareholders.

/s/ Shaul Elovitch	/s/ Stella Handler
Shaul Elovitch Chairman of the Board	Stella Handler CEO

Signed:  August 4, 2013